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November 8, 2006

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mary Cascio

RE: Wolters Kluwer N.V.: Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 File No. 82-2683

Dear Ms. Cascio:

On behalf of Wolters Kluwer N.V. (the "Company"), and in connection with the Company's exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find attached a copy of the press release and third-quarter 2006 results issued by the Company on November 8, 2006.

This information is being furnished under paragraph (b)(1)(i) of Rule 12g3-2 under the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at 212-735-2588 or Maarten Thompson of the Company at +31 20 60 70 400 if you have any questions regarding the enclosures.

Robert M. Chilstrom /M.O./

Robert M. Chilstrom

dw 11/13

cc: Maarten Thompson
Scott Ziegler

Wolters Kluwer

PRESS RELEASE

RECEIVED
2006 NOV -9 A 11:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Wolters Kluwer Third-Quarter 2006 Results

Strong Results Support Foundation for Accelerating Profitable Growth

Amsterdam (November 8, 2006) - Wolters Kluwer, a leading global information services company and publisher, today released its third-quarter 2006 results showing ordinary diluted earnings per share increase of 23%. Revenues grew 7% resulting from increased organic revenue growth of 4%, with particularly strong performance from Corporate & Financial Services and Tax, Accounting & Legal. The transformation and strengthening of the Company over the past three years has established a foundation for accelerating profitable growth. The Company reiterates meeting its goals for 2006.

Highlights include:

Third-quarter 2006:

- Revenues of €920 million, a 7% increase over third quarter of 2005 (€862 million)
- Organic revenue growth of 4% (2005: 2%)
- Ordinary EBITA of €183 million, an increase of 27% over third quarter of 2005 (€143 million), ordinary EBITA margin of 20% (2005: 17%)
- Product development spending of €72 million (an increase of 7% over same period 2005)
- Structural cost savings of €33 million (an increase of 32% over same period 2005)
- Strong free cash flow of €160 million (2005: €120 million)
- Ordinary diluted EPS increased 23% to €0.37 (increase of 31% at constant currencies)

Nine months ended September 30, 2006:

- Revenues of €2,690 million, a 10% increase over first nine months of 2005 (€2,442 million)
- Organic revenue growth of 2%, in line with full-year outlook
- Ordinary[1] EBITA of €445 million, an increase of 15% over first nine months of 2005 (€385 million), ordinary EBITA margin of 17% (2005: 16%)
- Product development spending of €198 million (an increase of 11% over same period 2005)
- Structural cost savings of €91 million (an increase of 26% over same period 2005)
- Strong free cash flow of €239 million (2005: €143 million)
- Ordinary diluted EPS increased 19% to €0.89 (increase of 15% at constant currencies)

Nancy McKinstry, CEO and Chairman of the Executive Board, commented on the Company's performance over the third quarter of 2006:

"Our results for the third quarter were strong, and through the first nine months, we are well on course to meet our goals for 2006. We continue strong execution as we near the completion of the three-year transformation of the Company that has resulted in restored organic revenue growth, structural cost savings, significant growth of online and software positions, and a deeper customer focus."

[1] Wherever used in this report, the term "ordinary" refers to figures adjusted for exceptional items and, where applicable, amortization of publishing rights. Exceptional items for 2005 consist of restructuring expenses relating to initiatives that followed the strategic update. "Ordinary" figures are non-IFRS compliant financial figures, but are internally regarded as key performance indicators to measure the underlying performance of our base business. These figures are presented as additional information and do not replace the information in the income statement and in the cash flow statement..The term "ordinary" is not a defined term under International GAAP.

Key division highlights, reflecting progress made in the third quarter:

Health: The division restored organic revenue growth in the third quarter, led by strong growth in Professional & Education and solid performance across all other business units. Compared to the prior year, third-quarter results reflect the impact of the acquisitions of Healthcare Analytics and ProVation Medical.

Corporate & Financial Services: Both overall revenue and organic revenue growth were strong for the third quarter, supported by double-digit growth in the Corporate Legal Services unit and continued strong performance in the Financial Services unit.

Tax, Accounting & Legal: The Tax and Accounting unit led the division's third-quarter revenue and organic revenue growth results, with solid performances from ProSystem *fx* Engagement, Tax and Document software products, Accounting Research Manager, and the State Tax Group; it also closed the acquisition of ATX/Kleinrock during the quarter. Law & Business continued to realize good results from expanded online product offerings and its Legal Education unit.

Legal, Tax & Regulatory Europe: Improved results continued with both positive revenues and slightly positive organic revenue growth for the third quarter. Central and Eastern Europe, Scandinavia, Spain, Italy and Belgium all contributed to stronger results, driven largely by growth in online and software products.

Education: Positive organic revenue growth results were achieved for the third quarter, driven by good performance from Sweden and the United Kingdom. Wolters Kluwer has begun exploring strategic alternatives for the Education division as announced on September 27, 2006.

Outlook for 2006 and 2007 (in constant currencies[1]):

Key Performance Indicators	2006	2007
Organic revenue growth	2-3%	4%
Ordinary EBITA margin	16.5-17%	19-20%
Cash conversion ratio (CAR)	95-105%	95-105%
Free cash flow	> €350 million	≥ €400 million
Return on invested capital % [2]	7%	≥ WACC [3]
Ordinary diluted EPS [4]	€1.18-€1.23	€1.45-€1.55

Updated guidance per division	2006 organic revenue growth
Health	2-3%
Corporate & Financial Services	6-7%
Tax, Accounting & Legal	4-5%
Legal, Tax & Regulatory Europe	0-1%
Education	1-2%

[1] Constant rate EUR/USD = 1.25. Changes of the fair value of derivatives that impact the profit and loss account are also eliminated to the extent that these result from currency fluctuations.
[2] After tax
[3] WACC (weighted average cost of capital) is currently 8% after tax
[4] Including acquisitions

Profit and loss account figures
(All amounts are in millions of euros unless otherwise indicated)

Third quarter 2006	2005	Change %	Change constant currency %		Nine months September 30 2006	2005	Change %	Change constant currency %
920	862	7	9	Revenues	2,690	2,442	10	9
153	125	22		Operating profit	360	326	10	
17	15			Operating profit margin (%)	13	13		
98	82	20		Profit for the period	229	191	20	
0.32	0.27	18		Basic EPS (€)	0.75	0.63	18	
0.31	0.27	18		Diluted EPS (€)	0.73	0.63	17	

Other benchmark figures
(All amounts are in millions of euros unless otherwise indicated)

Third quarter 2006	2005	Change %	Change constant currency %		Nine months September 30 2006	2005	Change %	Change constant currency %
183	143	27	30	Ordinary EBITA	445	385	15	14
20	17			Ordinary EBITA margin (%)	17	16		
183	142	28	31	EBITA	445	377	18	16
20	16			EBITA margin (%)	17	15		
116	92	25	32	Ordinary net income	277	227	22	18
0.37	0.29	23	31	Ordinary diluted EPS (€)	0.89	0.74	19	15

Non profit and loss account benchmark figures
(All amounts are in millions of euros unless otherwise indicated)

Third quarter 2006	2005	Change %		Nine months September 30 2006	2005	Change %
1.10	1.15		Cash conversion ratio (CAR)	0.78	0.79	
160	120	33	Free cash flow	239	143	67
0.51	0.40	28	Free cash flow per share (diluted, in euros)	0.77	0.47	64
			Net (interest bearing) debt[1]	2,115	1,810	17
			Ultimo FTEs	18,049	17,454	3

[1] Defined as: sum of (long-term) loans, unsubordinated convertible bonds, perpetual cumulative subordinated bonds, bank overdrafts minus cash and cash equivalents and value of related swaps and forward exchange contracts.

Financial Performance

Revenues

In the third quarter, revenues were €920 million, up 7% compared to the previous year (€862 million), in part as a result of the impact of acquisitions offset by a weaker U.S. dollar. Organically (in constant currencies and excluding the impact of acquisitions and divestments), revenues increased by 4%, with a continued strong performance by the Corporate & Financial Services and Tax, Accounting & Legal divisions and good results in Health for the quarter.

In the nine months ended September 30, revenues were €2,690 million, up 10% compared to the previous year (€2,442 million) largely as a result of the impact of acquisitions, a slightly stronger U.S. dollar compared to the first nine months of 2005, and organic revenue growth of 2%.

Operating profit, profit for the period, EPS

In the third quarter, operating profit was €153 million, compared to €125 million last year (increase of 22%). The EBIT margin was 17%, compared to 15% in the prior year. The EBIT margin improved due to increased revenues, partly offset by increased amortization expenses, as a result of the 2006 acquisitions.

In the nine months ended September 30, 2006, operating profit was €360 million, compared to €326 million last year (increase of 10%). The EBIT margin was stable at 13%, as revenue increases were offset by increased investments in product development, sales and marketing, and amortization expenses.

Financing results in the third quarter increased to €27 million, reflecting the higher net debt balance in the quarter. Financing results for the nine months ended September 30, 2006, decreased to €75 million, compared to €81 million in the previous year. Financing costs for the year-to-date were positively impacted by a mixture of matured debt instruments, derivatives, and the impact of currencies.

The result on disposals consists of the profit realized on the disposals of Segment, and CT Insurance Services.

Profit for the quarter was €98 million, up 20% compared to €82 million last year, reflecting the increase of operating profit. Profit for the period ended September 30, 2006, was €229 million, up 20% compared to the same period in 2005 (€191 million).

Diluted EPS increased by 18% to €0.31 for the third quarter, and by 17% to €0.73 for the period ended September 30, 2006.

Ordinary EBITA, ordinary net income, ordinary EPS

In the third quarter, ordinary EBITA was €183 million (ordinary EBITA margin 20%), compared to €143 million (ordinary EBITA margin 17%) in the previous year, mainly due to revenue growth and increased cost savings, partially offset by higher product development spending.

In the nine months ended September 30, 2006, ordinary EBITA was €445 million (ordinary EBITA margin 17%), compared to €385 million (ordinary EBITA margin 16%) in the previous year. Again, revenue growth and increased cost savings were partly offset by an increase in product development and marketing and sales spending.

The tax rate on ordinary income before tax was 26% (2005: 26%), in line with last year.

Ordinary net income in the third quarter increased to €116 million (up 25%), and in the nine months to €277 million (up 22%) reflecting the increase in ordinary EBITA. Ordinary diluted EPS increased to €0.37 in the third quarter (up 23%) and to €0.89 for the nine months ended September 30, 2006, an increase of 19% (2005: €0.74).

Balance sheet, cash flow
Free cash flow in the third quarter was €160 million, up from €120 million in the same period of 2005, due to the increase of EBITA.

In the nine months ended September 30, 2006, free cash flow was €239 million, up from €143 million in the first nine months of 2005 (+67%), due to the increase of EBITA and a refund of Dutch corporate income tax.

Group equity of €1,150 million benefited from the profit for the year and actuarial gains on employee benefits, partly offset by the decrease of U.S. dollar compared to the euro, when comparing the end of the quarter to the end of 2005.

Net debt increased to €2,115 million due to increased acquisition activity.

Division Overview
(All amounts are in millions of euros unless otherwise indicated)

Third quarter 2006	Third quarter 2005		Nine months ended Sep 30 2006	Nine months ended Sep 30 2005
		Revenues		
207	165	▪ Health	591	457
130	125	▪ Corporate & Financial Services (CFS)	397	360
156	151	▪ Tax, Accounting & Legal (TAL)	499	456
293	290	▪ Legal, Tax & Regulatory Europe (LTRE)	944	912
134	131	▪ Education	259	257
920	862	Total revenues	2,690	2,442
		Operating profit		
28	27	▪ Health	52	62
29	21	▪ Corporate & Financial Services (CFS)	79	69
20	14	▪ Tax, Accounting & Legal (TAL)	85	69
31	24	▪ Legal, Tax & Regulatory Europe (LTRE)	105	98
53	51	▪ Education	64	62
(8)	(12)	▪ Corporate	(25)	(34)
153	125	Total operating profit	360	326
		Ordinary EBITA		
38	29	▪ Health	79	69
32	23	▪ Corporate & Financial Services (CFS)	86	74
29	23	▪ Tax, Accounting & Legal (TAL)	111	98
39	29	▪ Legal, Tax & Regulatory Europe (LTRE)	129	115
53	51	▪ Education	64	62
(8)	(12)	▪ Corporate	(24)	(33)
183	143	Total ordinary EBITA	445	385

Health

(All amounts are in millions of euros unless otherwise indicated)

Third quarter 2006	2005	Change %	Change constant currency %		Nine months ended September 30 2006	2005	Change %	Change constant currency %
207	165	26	31	Revenues	591	457	29	28
28	27	3		Operating profit	52	62	(16)	
38	29	31	36	Ordinary EBITA	79	69	15	15
18	18			Ordinary EBITA margin (%)	13	15		
6	1			Capital expenditure on fixed assets (CAPEX)	16	6		
				Ultimo FTEs	2,669	2,209	21	

Division Focus. Wolters Kluwer Health plays a leading role in driving medical excellence. The division offers a broad array of content and information solutions globally, including many of the most trusted brands in the healthcare and life sciences industries.

Health revenues for the third quarter increased 26%, due mainly to the acquisitions of Healthcare Analytics and ProVation Medical. Organic revenue growth was 6%, driven by strong growth in Professional & Education and all units contributing positively to the organic revenue growth in the quarter. Ordinary EBITA margin increased slightly during the third quarter compared to the same period last year. For the year-to-date, revenues were 29% higher, with organic revenue growth of 1%. The ordinary EBITA margin was lower than the same period last year, related to increased investments during the first half of the year in product development and sales and marketing, combined with increased royalty expenses.

Professional & Education generated double-digit growth, with a particularly strong performance in Nursing. The business also continued to see strong adoptions from the launch of its new Point-of-Learning system, thePoint. Growth in international markets was also very strong. The business secured two Nursing and Health Professions journal signings in the quarter.

Medical Research reported solid performance, led by Ovid, but offset by the journals business as a result of the previously announced journal loss. Following the split of the Medical Research unit, Karen Abramson was appointed as President and CEO of Medical Research, and Betsy Jones was named as Vice President and General Manager of the Journals unit.

Pharma Solutions performance was affected by continued softness in pharma promotional spending impacting book programs, continuing medical education, and medical communications. During the third quarter, Healthcare Analytics renewed the service contracts with key pharma customers for 2007, but continued to see significant price compression in its traditional targeting and compensation product lines.

Clinical Solutions generated strong results in Medi-Span and a solid performance in Clinical Decision Support, offset by softness in Facts & Comparisons due to continued print to electronic migration at lower prices. The unit launched iF&C, integrating Facts & Comparisons into the workflow of MediSpan, a significant value proposition for pharmacy customers. ProVation Medical delivered continued strong growth in the gastrointestinal market, as well as solid growth from newer specialty applications.

Full-year 2006 outlook for organic revenue growth for the division is 2-3%.

Corporate & Financial Services (CFS)

(All amounts are in millions of euros unless otherwise indicated)

Third quarter 2006	2005	Change %	Change constant currency %		Nine months ended September 30 2006	2005	Change %	Change constant currency %
130	125	4	9	Revenues	397	360	10	9
29	21	34		Operating profit	79	69	14	
32	23	38	44	Ordinary EBITA	86	74	17	15
24	18			Ordinary EBITA margin (%)	22	21		
4	1			Capital expenditure on fixed assets (CAPEX)	15	11		
				Ultimo FTEs	3,141	2,869	9	

Division Focus. Wolters Kluwer Corporate & Financial Services (CFS) is a leading U.S. provider of comprehensive compliance and governance, litigation and trademark services and solutions for legal professionals; and content, compliance, technology and services for banking, securities and insurance professionals.

Corporate & Financial Services again delivered strong results for the third quarter, with revenue growth of 4% and organic revenue growth of 8% over the same period last year, as a result of double-digit growth for the Corporate Legal Services unit as well as a solid performance at the Financial Services unit. Ordinary EBITA margin increased to 24% in the third quarter, primarily reflecting growth in revenues, and some positive cost phasing differences compared to the same period in the prior year. Year-to-date revenues increased 10%, with organic revenue growth of 7% and the ordinary EBITA margin increased to 22%, reflecting the positive revenue performance.

The Corporate Legal Services unit generated strong growth with all of its main product lines, Compliance and Governance, UCC, Trademark and Litigation Solutions, contributing to this performance. The Litigation Solutions offerings provide the most powerful e-billing, matter management, litigation support and eDiscovery applications in the industry to support the workflow of litigators and corporate counsels. Demonstrating its commitment to this growing market, the group unveiled four new technology updates during the quarter and several other product versions are planned for the fourth quarter.

The Financial Services unit demonstrated good growth and improved EBITA margin. Growth was driven by a healthy mix of e-forms, software and professional services revenues in banking. Wolters Kluwer Financial Services was recognized as one of the "Top Ten Technology Companies to Watch" by a leading banking magazine. The acquisition of GulfPak, an automated lending and account origination solutions to U.S. financial organizations, closed during the third quarter and is being integrated into the Financial Services unit operations.

Full-year 2006 outlook for organic revenue growth for the division is 6-7%.

Tax, Accounting & Legal (TAL)
(All amounts are in millions of euros unless otherwise indicated)

Third quarter 2006	2005	Change %	Change constant currency %		Nine months ended September 30 2006	2005	Change %	Change constant currency %
156	151	3	7	Revenues	499	456	9	7
20	14	37		Operating profit	85	69	22	
29	23	25	30	Ordinary EBITA	111	98	13	8
18	15			Ordinary EBITA margin (%)	22	21		
2	2			Capital expenditure on fixed assets (CAPEX)	6	5		
				Ultimo FTEs	3,742	3,843	(3)	

Division Focus. Wolters Kluwer Tax, Accounting & Legal (TAL) is a market-leading provider of research, software, and workflow tools in tax and accounting and in numerous key practice areas in the legal and business compliance markets through two customer units: Tax and Accounting and Law & Business.

Tax, Accounting & Legal's revenues for the third quarter increased 3% compared to the same period last year, with organic revenue growth of 5%. Ordinary EBITA margin of 18% was higher than the prior year (15%), attributed largely to the positive impact of revenues and some positive cost phasing differences compared to the same period of last year. Year-to-date, revenues increased 9%, organic revenue growth was 5%, and ordinary EBITA margin was slightly higher than for the same period last year, despite the continued investments in new products and product enhancements, including .net development of the Pfx product suite. Operations in the U.S., Canada, and Asia Pacific contributed positively to these results.

Tax and Accounting continued its strategy of expanding into adjacent markets. With the completion of the ATX/Kleinrock acquisition in August and the TaxWise acquisition announced in September and closed in October, Tax and Accounting is now a leading provider in the small-size accounting firm and tax preparer market, complementing its existing leadership in the mid and large firm market. Organic revenue growth remained solid during the quarter with good performances from key tax and accounting software and publishing products.

Law & Business delivered steady growth for the third quarter. The good performance was led by the Legal Education group which had a solid fall semester adoption season. In addition, Law & Business continued to extend its online product line by introducing several new products, including new online libraries focused on employment law compliance and computer and internet law. The U.K.-based operations, currently reported within the Legal, Tax & Regulatory Europe division, will be integrated into Law & Business as per January 2007, permitting Wolters Kluwer to better capitalize on market and product synergies.

Full-year 2006 outlook for organic revenue growth for the division is 4-5%.

Legal, Tax & Regulatory Europe (LTRE)

(All amounts are in millions of euros unless otherwise indicated)

Third quarter 2006	2005	Change %	Change constant currency %		Nine months ended September 30 2006	2005	Change %	Change constant currency %
293	290	1	2	Revenues	944	912	4	4
31	24	30		Operating profit	105	98	7	
39	29	31	32	Ordinary EBITA	129	115	12	12
13	10			Ordinary EBITA margin (%)	14	13		
6	9			Capital expenditure on fixed assets (CAPEX)	18	24		
				Ultimo FTEs	7,104	7,127	0	

Division Focus. Wolters Kluwer Legal, Tax & Regulatory Europe (LTRE) offers a broad range of customer-specific sources of information, software, and services to its customers in 18 countries. In each country, Wolters Kluwer has established strong partnerships with its customers to enable innovative product development, delivery of integrated online and software solutions, and access to key authors and opinion leaders.

Legal, Tax & Regulatory Europe delivered positive revenue growth over the third quarter of 1%, slightly positive organic revenue growth and an improved ordinary EBITA margin of 13%, driven by good results in Central and Eastern Europe, Italy, Scandinavia, Spain, and Belgium. Year-to-date growth was 4%, organic revenue growth was flat, and the ordinary EBITA margin improved slightly. The improved performance in the division results from the benefits of restructuring, strong online growth, and increased effectiveness in sales and marketing.

Italy showed strong performance, especially in the legal business unit and Cedam, with good sales of the recently issued new Civil Procedure Code. Spain experienced solid adoption of its new online products El Consultor Online and Todo Online. In the Netherlands, adoption of Navigator, an integrated online product, continues to drive growth in online revenues.

During the quarter, Belgium began to see benefits from its restructuring efforts over the previous year, with increased sales efficiencies and improved product development. The division announced the appointment of Henri Van Engelen as new CEO for the Belgium business. In Germany, the integration of Carl Heymanns, acquired early 2006, is proceeding well. Results in the U.K. are also starting to show the positive impact of the restructuring efforts.

On September 27, the division presented its business and strategy to investors and analysts. All management presentations are archived on the corporate website, www.wolterskluwer.com.

Full-year 2006 outlook for organic revenue growth for the division is 0-1%.

Education

(All amounts are in millions of euros unless otherwise indicated)

Third quarter 2006	Third quarter 2005	Change %	Change constant currency %		Nine months ended September 30 2006	Nine months ended September 30 2005	Change %	Change constant currency %
134	131	2	2	Revenues	259	257	1	1
53	51	5		Operating profit	64	62	4	
53	51	5	6	Ordinary EBITA	64	62	3	4
40	39			Ordinary EBITA margin (%)	25	24		
1	1			Capital expenditure on fixed assets (CAPEX)	3	5		
				Ultimo FTEs	1,297	1,307	(1)	

Division Focus. Wolters Kluwer Education sets the standard in teaching and learning in the European educational world, combining high-quality content, didactic understanding, and state-of-the-art technology to offer educators and students new, more effective ways of teaching and learning.

The Education division reported a revenue increase of 2% and an organic revenue growth rate of 2% for the third quarter compared to the same period last year. Strong third-quarter performances from Sweden and the U.K. contributed to results. Year-to-date, the division reported a 1% increase in revenue, organic revenue growth of 1%, and slightly higher ordinary EBITA margin compared to the same period last year.

The Netherlands continued to show good results with new flexible learning products. The third quarter saw the release of a new suite of Kindergarten products in Germany, a new market for Wolters Kluwer in Germany. In Sweden, the business showed strong performance driven by the core primary and secondary markets. The U.K. showed strong organic revenue growth, with Nelson Thornes' AQA Science and Maths continuing to contribute to performance. In Hungary, Müszaki achieved promising organic revenue growth as a result of their government funded e-learning projects.

In the strategy announcement of September 27, Wolters Kluwer announced that it is exploring strategic alternatives for the Education division. Wolters Kluwer is in the process of evaluating all options and will communicate its plans when they are finalized.

Full-year 2006 outlook for organic revenue growth for the division is 1-2%.

Corporate

(All amounts are in millions of euros unless otherwise indicated)

Third quarter 2006	Third quarter 2005	Change %		Nine months 2006	Nine months 2005	Change %
(8)	(12)	(35)	Operating profit	(25)	(34)	(26)
(8)	(12)	(34)	Ordinary EBITA	(24)	(33)	(27)
0	0		Capital expenditure on fixed assets (CAPEX)	1	1	
			Ultimo FTEs	96	99	(3)

Corporate Developments:

Shared Services

In early October, Wolters Kluwer and its outsourced services provider completed an amendment to their data center outsourcing agreement. This amendment resolved issues related to service requirements, volume levels, and contract terms. Wolters Kluwer is continuing its data center consolidation, as well as the development of a forms product platform expected to launch by year-end.

Strategy for 2007 and beyond

Wolters Kluwer announced on September 27 its strategy for 2007 and beyond. All presentations, including webcast and video interview with Nancy McKinstry, interviews with each of the divisional CEOs, in video/audio and text formats can be found on the corporate website www.wolterskluwer.com.

Multi-currency credit facility

On September 27, Wolters Kluwer announced the signing of a €1.0 billion multi-currency credit facility. The credit facility will be used for general corporate purposes, and is an amendment to the existing credit facility of €750 million.

Forward-Looking Statements

This press release contains forward-looking statements. These statements may be identified by words such as "expect," "should," "could," "shall," and similar expressions. Wolters Kluwer cautions that such forward-looking statements are qualified by certain risks and uncertainties that could cause actual results and events to differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions, conditions in the markets in which Wolters Kluwer is engaged, behavior of customers, suppliers and competitors, technological developments, the implementation and execution of new ICT systems or outsourcing, legal -, tax -, and regulatory rules affecting Wolters Kluwer's businesses, as well as risks related to mergers, acquisitions, and divestments. In addition, financial risks, such as currency movements, interest rate fluctuations, liquidity, and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

About Wolters Kluwer

Wolters Kluwer is a leading global information services and publishing company. The company provides products and services for professionals in the health, tax, accounting, corporate, financial services, legal and regulatory, and education sectors. Wolters Kluwer has annual revenues (2005) of €3.4 billion, employs approximately 18,400 people worldwide and maintains operations across Europe, North America, and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices. For more information, visit www.wolterskluwer.com.

Wolters Kluwer

2007 Calendar

2006 Full-Year Results	February 28, 2007
Publication of 2006 Annual Report	March 2007
Annual General Meeting of Shareholders (Okura Hotel Amsterdam)	April 20, 2007 - 2:00 pm
2007 First-Quarter Results	May 9, 2007
2007 Half-Year Results	August 1, 2007
2007 Third-Quarter Results	November 7, 2007

Full overview available on www.wolterskluwer.com

Media
Caroline Wouters
Vice President, Corporate Communications
t + 31 (0)20 60 70 459
press@wolterskluwer.com

Investors/Analysts
Oya Yavuz
Vice President, Investor Relations
t + 31 (0)20 60 70 407
ir@wolterskluwer.com

www.wolterskluwer.com

Consolidated Interim Financial Report

This report has been prepared in accordance with IFRS. The data in this report is unaudited.
The interim financial information that was presented in the first, second, and third quarter of 2005 was restated in the fourth quarter of 2005 for the adoption of two accounting standards that were endorsed by the European Commission in the fourth quarter of 2005, and were consequently used in the 2005 full-year financial statements. These accounting adjustments relate to the adoption of the fair value option on the unsubordinated convertible bond and the recognition of all actuarial gains and losses immediately in the period in which they occur outside profit or loss.

Condensed consolidated income statement

(All amounts are in millions of euros unless otherwise indicated)

Third quarter			Nine months ended September 30	
2006	2005		2006	2005
920	862	**Revenues**	2,690	2,442
345	321	Cost of sales	1,003	895
575	541	Gross profit	1,687	1,547
152	149	Sales costs	489	431
		General and administrative costs		
240	249	▪ General & administrative operating expenses	753	731
30	17	▪ Amortization of publishing rights and impairments	85	51
-	1	▪ Exceptional restructuring expense	-	8
422	416	Total operating expenses	1,327	1,221
153	125	**Operating profit**	360	326
1	1	Income from investments	4	4
(27)	(21)	Financing results	(75)	(81)
0	0	Results on disposals	7	0
0	0	Share of profit of associates	0	0
127	105	Profit before tax	296	249
(29)	(23)	Income tax expense	(67)	(58)
98	82	Profit for the period	229	191
		Attributable to		
98	82	▪ Equity holders of the parent	229	191
0	0	▪ Minority interests	0	0
98	82	Profit for the period	229	191
0.32	0.27	Basic EPS (€)	0.75	0.63
0.31	0.27	Diluted EPS (€)	0.73	0.63

Condensed consolidated balance sheet

(Before appropriation of results)
(All amounts are in millions of euros unless otherwise indicated)

	September 30, 2006		December 31, 2005		September 30, 2005	
Intangible assets	3,859		3,450		3,297	
Property, plant and equipment	188		205		204	
Investments in associates	19		10		15	
Financial assets	102		117		151	
Deferred tax assets	23		23		44	
Total non-current assets		4,191		3,805		3,711
Inventories	138		130		141	
Trade and other receivables	806		1,029		1,011	
Income tax receivable	5		48		18	
Cash and cash equivalents	112		428		530	
Total current assets	1,061		1,635		1,700	
Deferred income	824		957		783	
Trade and other payables	365		411		309	
Income tax payable	31		21		39	
Short-term provisions	19		44		41	
Borrowings and bank overdrafts	975		719		600	
Other current liabilities	329		410		421	
Total current liabilities	2,543		2,562		2,193	
Working capital		(1,482)		(927)		(493)
Capital employed		**2,709**		**2,878**		**3,218**
Non-current liabilities		1,237		1,436		1,956
Deferred tax liabilities		144		80		5
Employee benefits		167		250		243
Provisions		11		13		25
Issued share capital	37		37		37	
Other reserves	883		801		757	
Profit for the period	229		260		191	
Equity attributable to equity holders of the parent		1,149		1,098		985
Minority interests		1		1		4
Group equity		1,150		1,099		989
Total financing		**2,709**		**2,878**		**3,218**

Condensed consolidated cash flow statement

(All amounts are in millions of euros unless otherwise indicated)

Third quarter 2006	Third quarter 2005		Nine months ended September 30 2006	Nine months ended September 30 2005
153	125	Operating profit	360	326
51	40	Amortization and depreciation	151	118
-	1	Exceptional restructuring expense	-	8
17	13	Autonomous movements in working capital	(107)	(96)
221	179	**Cash flow from operations**	404	356
(20)	(19)	Paid financing costs	(87)	(83)
(21)	(20)	Paid corporate income tax	(7)	(58)
(6)	(7)	Appropriation of restructuring provisions	(26)	(30)
4	3	Share-based payments	13	9
(6)	(8)	Other	(6)	(6)
(49)	(51)		(113)	(168)
172	128	**Cash flow from operating activities**	291	188
(19)	(14)	Net capital expenditure on fixed assets	(59)	(52)
(151)	(17)	Net acquisition spending	(584)	(299)
1	-	Net receipts from disposal of activities	3	1
7	6	Dividends received	7	7
104	(6)	Cash from derivatives	105	24
(58)	(31)	**Cash flow from investing activities**	(528)	(319)
114	97	**Cash flow surplus/(deficit)**	(237)	(131)
0	2	Exercise of share options	3	10
(216)	(3)	Redemption loans	(222)	(6)
107	-	New cash loans	251	-
(6)	(13)	Movements in bank overdrafts	(11)	33
-	-	Dividend payments	(80)	(69)
-	-	Repurchased shares	(19)	-
(115)	(14)	**Cash flow from financing activities**	(78)	(32)
(1)	83	**Net cash flow**	(315)	(163)
114	447	Cash and cash equivalents at beginning of period	428	687
(1)	0	Exchange differences on cash and cash equivalents	(1)	6
113	447		427	693
112	530	**Cash and cash equivalents as at September 30**	112	530

Condensed consolidated statement of recognized income and expense

(All amounts are in millions of euros unless otherwise indicated)

	Nine months ended September 30	
	2006	2005
Profit for the period	229	191
Net foreign exchange translation differences	(161)	203
Net gain / (loss) on hedge of net investment in foreign subsidiaries	21	(62)
Net gain / (loss) on cash flow hedges	(2)	-
Actuarial gain / (loss) on employee benefits	68	(8)
Taxation	(21)	3
Net income recognized directly in equity	95	136
Total recognized income and expense for the period	134	327
Attributable to		
• Equity holders of the parent	134	327
• Minority interest	0	0
	134	327
Effect of changes in accounting policy:		
• Equity holders of the parent	-	4
• Minority interest	-	0
	-	4

Condensed statement of the changes in equity

(All amounts are in millions of euros unless otherwise indicated)

	2006			2005
	Shareholders' equity	Minority interest	Group equity	Group equity
Balance as at January 1	1,098	1	1,099	714
Total recognized income and expense for the period	134	0	134	327
Cash dividend	(80)		(80)	(69)
Share-based payments	13		13	9
Exercise of share options	3		3	10
Repurchased shares	(19)		(19)	-
Other movements in minority interest		0	0	(2)
Position at September 30	**1,149**	**1**	**1,150**	**989**

Selected Explanatory Notes

Statement of compliance
These consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group as at and for the year ended December 31, 2005.

Accounting policies
The consolidated financial information has been prepared in accordance with IFRSs and its interpretations, including International Accounting Standards (IASs) as adopted by the International Accounting Standards Board (IASB) and as endorsed for use in the European Union by the European Commission. The accounting policies applied in these interim financial statements are the same as those applied in the 2005 Annual Report.

Restated comparative 2005 financial information
In the fourth quarter of 2005 Wolters Kluwer opted to recognize the convertible bond at fair value through profit or loss, in line with IAS 39.9 as endorsed by the European Commission in the fourth quarter of 2005. Furthermore, per IAS 19.93A, as endorsed by the European Commission in the fourth quarter of 2005, Wolters Kluwer opted to recognize all actuarial gains and losses on defined benefit post retirement plans immediately in the period in which they occur, outside profit or loss. The comparative 2005 interim financial information has been restated, reflecting the impact of the adoption of these standards.

Estimates
The preparation of interim financial statements requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income, and expense. Actual results may differ from these estimates. In preparing these consolidated interim financial statements, the significant judgments made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2005.

Special items contained in the interim financial report

Seasonality

Some of our businesses are impacted by seasonal purchasing patterns. Revenues of the Education division are impacted by the seasonal purchasing patterns that coincide with the start of the school year and are thus tilted towards the second and third quarters. Revenues of our tax and regulatory businesses are strongest in the fourth and first quarters, in line with statutory (tax) filing requirements. The Health business also has strong fourth-quarter sales due to the buying behavior of key wholesalers that serve the education and professionals markets. The cash flow is typically strongest in the fourth quarter as calendar-year subscription renewals are received.

Acquisitions and disposals

Acquisitions

Total net acquisition spending in the first nine months of 2006 was €584 million, including payments for acquisitions made in previous years. This includes an amount of €8 million relating to costs that are directly attributable to acquisitions, such as legal fees, broker's costs, and audit fees.

In the first nine months of 2006, the following acquisitions were completed:

Healthcare Analytics (NDCHealth Information Management) (Phoenix, AZ, USA)
On January 6, 2006, Wolters Kluwer completed the acquisition of the Information Management (renamed Healthcare Analytics) business of NDCHealth Corporation, a provider of healthcare information solutions. Healthcare Analytics has approximately 380 employees and is part of Health. Healthcare Analytics has annual revenues of approximately $165 million (€140 million). The purchase price of $382 million (€324 million) was paid in cash.

Sage Practice Solutions line (Pensacola, FL, USA)
On January 16, 2006, Wolters Kluwer announced the acquisition of the Sage Practice Solutions line of business, including Sage Practice Manager, Write-up, and Document Manager, from Sage Software. Sage Software offers business management software and services to small and mid-sized business customers in North America. Sage Practice Solutions has approximately 50 employees and annual revenues of approximately $7 million (€6 million), and is part of Tax, Accounting & Legal.

ProVation Medical, Inc. (Minneapolis, MN, USA)
On January 23, 2006, Wolters Kluwer completed the acquisition of ProVation Medical, Inc., a privately-held company providing medical documentation, coding, and workflow solutions to hospitals and ambulatory surgery centers in the United States. ProVation Medical is part of Health, has annual revenues of approximately $13 million (€11 million) and approximately 100 employees.

Carl Heymanns Verlag (Cologne, Germany)
On May 8, 2006, Wolters Kluwer acquired Carl Heymanns Verlag KG, one of Germany's leading academic and legal publishers. Carl Heymanns Verlag is part of Legal, Tax & Regulatory Europe, has annual revenues of approximately €15 million and approximately 130 employees.

GulfPak (Jackson, Miss, USA)
On August 15, 2006, Wolters Kluwer announced the agreement to acquire GulfPak Corporation, a leading provider of automated lending and account origination solutions to U.S. financial organizations. GulfPak provides its compliance-based technology solutions to more than 700 financial organizations. GulfPak has approximately 37 employees, has annual revenues of approximately $9 million, and will become part of Corporate & Financial Services.

ATX/Kleinrock (Rockville, MD, USA)
On August 30, 2006, Wolters Kluwer acquired the assets of ATX/Kleinrock, a supplier of tax preparation, accounting and tax research software solutions to more than 48,000 tax professionals and CPAs throughout the U.S. ATX/Kleinrock has almost 300 employees, has annual revenues of approximately $40 million, and is part of Tax, Accounting & Legal.

The acquisitions had the following effect on the Group's assets and liabilities:

(All amounts are in millions of euros)

	2006			2005
	Pre-acquisition carrying amount	Fair value adjustments	Recognized values on acquisition	Recognized values on acquisition
Non-current assets	34	210	244	13
Current assets	35	2	37	74
Current liabilities	(43)		(43)	(47)
Non-current liabilities	(2)		(2)	-
Provisions	(1)		(1)	(2)
Deferred tax	(18)	(40)	(58)	-
Minority interests	-			-
Net identifiable assets and liabilities	**5**	**172**	**177**	**38**
Goodwill/other intangibles on acquisition			461	286
Total consideration as at September 30			**638**	**324**
Cash acquired			(6)	(7)
Changes of acquisition payables			(48)	(18)
Acquisition spending as at September 30			**584**	**299**

The fair values of the acquirees' identifiable assets and liabilities for some of these acquisitions could only be determined provisionally and will be subject to change based on the outcome of the purchase price allocation within 12 months from the acquisition date.

The goodwill recognized for these acquisitions represents a payment in anticipation of the future economic benefits to be derived by Wolters Kluwer as a result of the acquisition. These future economic benefits relate, for example, to opportunities with regard to cross-selling or cost efficiencies such as sharing of infrastructure.

Since the acquisition date, these acquisitions have contributed €127 million to revenues, €2 million to operating profit and €22 million to ordinary EBITA. If the acquisitions had all been executed on January 1, 2006, nine months 2006 revenues for Wolters Kluwer would have been €2,729 million, nine months 2006 operating profit €370 million (excluding amortization of the identified intangible assets), and ordinary EBITA €455 million.

Disposals

Segment (Beek, The Netherlands)
On January 23, 2006, Wolters Kluwer announced the sale of Segment B.V. Segment was part of LTRE, has annual revenues of approximately €5 million and approximately 40 employees.

CT Insurance Services (Minneapolis, MN, USA)
On February 28, 2006, Wolters Kluwer's CFS division divested two product lines, Xchange software and Financial/Securities Exam Training. The business has annual revenues of approximately $8 million (€7 million) and 41 employees.

Issuances, repurchases, and repayments of debt and equity securities, and dividends paid

In the first nine months of 2006, no issuances or repurchases of debt securities occurred. An amount of €227 million, with maturity date June 2007, was reclassified from non-current liabilities to borrowings and bank overdrafts. On September 22, 2006, an amount of €214 million of bonds was repaid.

No issuances of equity instruments other than stock dividends occurred; one million shares were repurchased in the second quarter for a total consideration of €18.7 million. The annual cash dividend of €80 million was paid in April.

On September 27, 2006, Wolters Kluwer announced the signing of a €1.0 billion multi-currency credit facility. The credit facility will be used for general corporate purposes, and is an amendment to the existing credit facility of €750 million. The amended terms include a higher facility amount as well as a lower interest rate margin and a lower commitment fee.
This credit facility, which has a remaining maturity of almost 5 years, replaces the existing facility originally established in July 2004.

Under the Long-Term Incentive Plan, 1,394,600 shares were conditionally granted to the Executive Board and other senior managers of the company in the first nine months of 2006 (6,500 in the third quarter). The expenses of this Long-Term Incentive Plan have been determined in accordance with IFRS 2 and are recognized ratably over the vesting period. 120,000 shares that became vested per December 31, 2005 were delivered in the first quarter of 2006; 139,500 shares were forfeited in the first nine months of 2006 (72,500 in the third quarter).

In the first nine months of 2006, 1,749,500 (140,000 in the third quarter) share options were withdrawn and 247,500 (19,500 in the third quarter) share options were exercised, for a total value of €3 million that was received by the Company.

Events after balance sheet date

On October 11, 2006, Wolters Kluwer announced the completion of the acquisition of TaxWise Corporation.

TaxWise (Rome, Ga, USA)
On October 11, 2006, Wolters Kluwer acquired the stock of TaxWise Corporation. TaxWise and its subsidiary, Universal Tax Systems, Inc. (UTS), provide tax and accounting software solutions to more than 9,300 CPAs, accounting professionals, enrolled agents and tax preparers across the U.S. TaxWise has 300 full-time employees, annual revenues of approximately $53 million, and will become part of Tax, Accounting & Legal.

The fair values of the identifiable assets and liabilities of TaxWise have not yet been determined and are consequently not reported in this press release.

Other information

Reconciliation of benchmark figures

(All amounts are in millions of euros unless otherwise indicated)

Reconciliation between operating profit, EBITA, and ordinary EBITA

Third quarter 2006	Third quarter 2005		Nine months ended September 30 2006	Nine months ended September 30 2005
153	125	Operating profit	360	326
30	17	Amortization of intangible fixed assets	85	51
183	142	EBITA	445	377
0	1	Exceptional restructuring expense	0	8
183	143	Ordinary EBITA	445	385

Reconciliation between profit for the period and ordinary net income

Third quarter 2006	Third quarter 2005		Nine months ended September 30 2006	Nine months ended September 30 2005
98	82	Profit for the period attributable to the equity holders of the parent (A)	229	191
30	17	Amortization of intangible fixed assets	85	51
(12)	(7)	Tax on amortization	(32)	(20)
0	-	Results on disposals (after taxation)	(5)	-
0	0	Exceptional restructuring expense (after taxation)	0	5
116	92	Ordinary net income(B)	277	227

Reconciliation between cash flow from operating activities and free cash flow

Third quarter 2006	Third quarter 2005		Nine months ended September 30 2006	Nine months ended September 30 2005
172	128	Cash flow from operating activities	291	188
(19)	(14)	Capital expenditure on fixed assets	(59)	(52)
7	6	Dividends received	7	7
160	120	Free cash flow (C)	239	143

Reconciliation between cash flow from operations and the cash conversion ratio (CAR)

Third quarter 2006	Third quarter 2005		Nine months ended September 30 2006	Nine months ended September 30 2005
221	179	Cash flow from operations	404	356
19	14	Capital expenditure on fixed assets	59	52
183	143	Ordinary EBITA	445	385
1.10	1.15	CAR (Cash flow from operations minus capital expenditure on fixed assets divided by ordinary EBITA)	0.78	0.79

Earnings per share (EPS) calculations

Third quarter 2006	Third quarter 2005		Nine months ended September 30 2006	Nine months ended September 30 2005
		In euros unless otherwise indicated		
308.7	304.4	Weighted average number of shares (D)	306.6	301.8
323.9	319.0	Diluted weighted average number of shares (E)	321.9	315.7
2	2	Correction to income of convertible bond (net of taxes) on assumed conversion (F)	7	8
0.37	0.29	Ordinary EPS (B/D)	0.90	0.75
0.37	0.29	Ordinary diluted EPS (minimum of ordinary EPS and (B+F)/E)	0.89	0.74
0.32	0.27	EPS (A/D)	0.75	0.63
0.31	0.27	Diluted EPS (minimum of EPS and ((A+F)/E))	0.73	0.63
0.52	0.40	Free cash flow per share (C/D)	0.78	0.47
0.51	0.40	Diluted free cash flow per share (minimum of free cash flow per share and (C+F)/E)	0.77	0.47

Health

Third quarter				Change *(in millions)*			
		2006	*2005*	*Organic*	*Acquisition/ Divestment*	*Currency*	*Total*
In millions							
Revenues	EUR	207	165	10	40	(8)	42
Ordinary EBITA	EUR	38	29	4	7	(2)	9
Revenues	USD	265	201	13	51	0	64
Ordinary EBITA	USD	48	36	4	8	0	12
Ordinary EBITA margin		18	18				

Corporate & Financial Services (CFS)

Third quarter				Change *(in millions)*			
		2006	*2005*	*Organic*	*Acquisition/ Divestment*	*Currency*	*Total*
In millions							
Revenues	EUR	130	125	10	1	(6)	5
Ordinary EBITA	EUR	32	23	9	1	(1)	9
Revenues	USD	166	153	12	1	0	13
Ordinary EBITA	USD	41	28	11	2	0	13
Ordinary EBITA margin		24	18				

Tax, Accounting & Legal (TAL)

Third quarter				Change *(in millions)*			
		2006	*2005*	*Organic*	*Acquisition/ Divestment*	*Currency*	*Total*
In millions							
Revenues	EUR	156	151	7	3	(5)	5
Ordinary EBITA	EUR	29	23	6	1	(1)	6
Revenues	USD	199	185	8	4	2	14
Ordinary EBITA	USD	36	27	7	1	1	9
Ordinary EBITA margin		18	15				

Legal, Tax & Regulatory Europe (LTRE)

Third quarter				Change *(in millions)*			
		2006	*2005*	*Organic*	*Acquisition/ Divestment*	*Currency*	*Total*
In millions							
Revenues	EUR	293	290	1	3	(1)	3
Ordinary EBITA	EUR	39	29	9	1	0	10
Ordinary EBITA margin		13	10				

Education

Third quarter				Change *(in millions)*			
		2006	*2005*	*Organic*	*Acquisition/ Divestment*	*Currency*	*Total*
In millions							
Revenues	EUR	134	131	3	0	0	3
Ordinary EBITA	EUR	53	51	3	0	(1)	2
Ordinary EBITA margin		40	39				